UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Energy Ventures, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   292740 10 7
                                 (CUSIP Number)

   William T. Donovan, Christiana Companies, Inc., 777 East Wisconsin Avenue,
                   Milwaukee, Wisconsin  53202  (414) 291-9000

                                    Copy to:
          Jeffrey H. Lane, Foley & Lardner, 777 East Wisconsin Avenue,
                       Milwaukee, Wisconsin  53202  (414) 271-2400

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 1995
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [X].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of __ Pages
                           Exhibit Index is on Page __

    CUSIP No. 292740 10 7


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Christiana Companies, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Wisconsin

                     7  SOLE VOTING POWER
      NUMBER OF
                             1,948,731
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             1,948,731
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             -0-

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,948,731


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [_]


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.1

    14   TYPE OF REPORTING PERSON*

              CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             Item 1.   Security and Issuer

             The title of class of equity securities to which this Statement relates is Common Stock, $1.00 a value per share (the "Shares"), of Energy Ventures, Inc., a Delaware corporation (the "Company"), the address of whose principal executive offices is 5 Post Oak Park, Suite 1760, Houston, Texas 77027.

             Item 2.   Identity and Background

             This Statement is filed by Christiana Companies, Inc., Wisconsin corporation ("CST"), whose principal business is the provision of refrigerated warehousing and logistics services. The address of CST's principal office is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Certain information about the directors and executive officers of CST is set forth on Annex A hereto. Sheldon B. Lubar, Chairman and Chief Executive Officer of CST and a director of CST, is the beneficial owner, through a voting trust, of 49.9% of the Common Stock of CST. As a result of such beneficial ownership, Mr. Lubar may be deemed to be a person controlling CST.

             None of Christiana or its executive officers, nor, to its knowledge, its directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has any of them been, during such period, a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3.   Source and Amount of Funds or Other
   Consideration

             Of the Shares reported as acquired under Item 5 hereof, 1,035,858 shares were acquired in exchange for CST's shares of Prideco, Inc., formerly a subsidiary of CST ("Prideco"), in the June 30, 1995 merger of a wholly owned subsiding of the Company with and into Prideco (the "Merger"), and the remaining Shares were acquired concurrently with the Merger for an aggregate cash payment of $13,290,552. The source of funds for the Shares acquired for cash was CST's general funds.

             Item 4.   Purpose of Transaction

             The purpose of the acquisition of the Shares reported hereby was to combine Prideco with the business of the Company and to increase CST's investment in the Company beyond the Shares acquired in the Merger. At the date hereof, CST beneficially owns 13.1% of the outstanding Shares. CST currently intends to increase its ownership of the Company to 20% of the outstanding shares, thereby enabling CST to include its share of the Company's earnings in CST's statement of earnings. Whether CST will acquire additional Shares will depend on, among other factors, the price(s) and terms on which Shares can be acquired and alternative uses for the funds that would be used to acquire additional Shares. Hence, there can be no assurance that CST will, in fact, acquire any additional Shares. CST reserves the right not to acquire any additional Shares and to dispose of all Shares that it owns.

             In connection with the Merger, Sheldon B. Lubar, was elected to the Board of Directors of the Company as a representative of CST. The Agreement and Plan of Merger, as amended by Amendment No. 1 thereto (collectively, the "Merger Agreement"), requires the Company to include a representative of CST in the slate of nominees for directors of the Board of Directors of the Company at future meetings of stockholders at which directors are to be elected. The foregoing covenant terminates if CST ceases to beneficially own at least 8% of the outstanding Shares.

             Except as described above, CST has no present plans or proposals of the type described in Item 4(a)-(j) of Schedule 13D.

             Item 5.   Interest in Securities of the Issuer

             (a),(b) CST beneficially owns 1,948,731 Shares, representing 13.1% of the outstanding Shares (based on information regarding the number of outstanding Shares provided to CST by EVI). None of CST's executive officers beneficially owns any Shares and, to CST's knowledge, none of its directors beneficially owns any Shares. As described in Item 5(c), the Company has granted Sheldon B. Lubar an option to acquire 5,000 Shares under its Amended and Restated Non-Employee Director Stock Option Plan (the "Option Plan").

             All of the Shares beneficially owned by CST are owned with the sole voting power. Pursuant to the Merger Agreement, the Company is holding in escrow (the "Escrow") 155,379 of the Shares beneficially owned by CST (the "Escrow Shares") as security for the indemnity obligations of CST under the Merger Agreement, which, at CST's option may be settled in cash. CST has agreed that it will not sell or transfer the Escrow Shares while they are held in the Escrow. Under the Merger Agreement, CST has the right to substitute cash for the Escrow Shares. The Shares in the Escrow are to be held in the Escrow until July 1, 1996. Subject to the rights of the Company under the Escrow, all Shares beneficially owned by CST are beneficially owned with sole dispositive power.

             (c) On June 30, 1995, CST acquired in a simultaneous transaction (i) 1,035,858 Shares in the Merger, (ii) 606,405 Shares from the Company for a cash payment of $9,000,000 ($14.84 per Share) and (iii) an aggregate of 306,468 Shares from three individuals who were the other stockholders of Prideco (which Shares were received by such persons in exchange for a part of their shares of Prideco in the Merger) for an aggregate cash payment of $4,290,552 ($14 per Share). No executive officer of CST, nor to the knowledge of CST, has any director of CST, engaged in any transaction in the Shares during the past 60 days, except that on June 30, 1995, the Company granted Sheldon B. Lubar an option to purchase 5,000 Shares under the Option Plan (the "Option").

             (d) Any dividends paid on the Escrow Shares are to be held in the Escrow. Other than as may arise from the Company's rights under the Escrow, no person other than CST has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from sale of, the Shares beneficially owned by CST.

             Item 6.   Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the Issuer

             The Merger Agreement provides that CST has demand and "piggyback" registration rights for the Shares on the terms provided in the Merger Agreement. As described in Item 4, CST has rights to representation them on the Board of Directors of the Company and, as described in Item 5(b), the Escrow Shares are being held in the Escrow. The Option (see Item 5(c)) is exercisable beginning on June 29, 1996 at an exercise price of $18 per share. The Option terminates, to the extent not previously exercised, ten years after the date of grant, subject to earlier termination if Mr. Lubar ceases to be a member of the Company's Board of Directors provided in the Option Plan.

             Item 7.   Material To Be Filed as Exhibits

             2.1 Agreement and Plan of Merger, by and among Prideco, Inc., Christiana Companies, Inc., William Chunn, Donald Morris, Sandra Hamilton, Energy Ventures, Inc. and Grant Acquisition Company, dated as of May 22, 1995.

             2.2   Amendment No. 1 to the Agreement and Plan of Merger

             99.1 Enery Ventures, Inc. Amended and Restated Non-Employee Director Stock Option Plan (Incorporated by reference to Exhibit A to the Company's definitive proxy statement, dated April 11, 1995, with respect to its 1995 annual meeting of shareholders, File No. 0-7265).

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 10, 1995                  CHRISTIANA COMPANIES, INC.



                                         By  /s/ William T. Donavan
                                            William T. Donovan
                                            Executive Vice President

                                                                      Annex A

        Certain information about the directors and executive officers (who are indicated by an asterisk) of CST is contained in the table below. Each person listed is a citizen of the United States.

                       Principal                      Business
   Name                Occupation                     Address

   Nicholas F. Brady   Chairman of Darby Overseas    Darby Advisors, Inc.
                       Investments, Inc. and         P. O. Box 1660
                       Chairman and President        Easton, Maryland  21601
                       of Darby Advisors, Inc.
                       P. O. Box 1660
                       Easton, Maryland  21601
                       (private investment companies)

   Paul A. Cameron     Retired business executive    c/o Christiana Companies,
                                                      Inc.
                                                     777 East Wisconsin Avenue
                                                     Milwaukee, Wisconsin 53202

   William T. Donovan* Executive Vice President and  Christiana Companies,
                       Chief Financial Officer of      Inc.
                       CST                           777 East Wisconsin
                                                       Avenue
                                                     Milwaukee, Wisconsin
                                                       53202

   Raymond F. Logan*   Vice President (real estate)
                       of CST

   David J. Lubar      President of Lubar & Co.      Lubar & Co. Incorporated
                       Incorporated                  777 East Wisconsin
                       777 East Wisconsin Avenue       Avenue
                       Milwaukee, Wisconsin 53202    Milwaukee, Wisconsin
                       (venture capital and            53202
                       investment)

   Sheldon B. Lubar*   Chairman and Chief Executive  Christiana Companies,
                       Officer of CST                  Inc.
                                                     777 East Wisconsin
                                                       Avenue
                                                     Milwaukee, Wisconsin
                                                       53202

   Albert O. Nicholas  Owner and President of        Nicholas Company, Inc.
                       Nicholas Company, Inc.        700 North Water Street
                       700 North Water Street        Suite 1010
                       Suite 1010                    Milwaukee, Wisconsin
                       Milwaukee, Wisconsin  53202     53202
                       (registered investment
                       adviser)

   Gary R. Sarner*     President and Chief           Wiscold, Inc.
                       Operating Officer of CST      11430 W. Burleigh St.
                                                     Wauwatosa, Wisconsin
                                                       53226

                                  Exhibit Index
                            Statement on Schedule 13D
                                       of
                           Christiana Companies, Inc.
                                 with respect to
                              Energy Ventures, Inc.


   Exhibit No.         Description

        2.1 Agreement and Plan of Merger, by and among Prideco, Inc., Christiana Companies, Inc., William Chunn, Donald Morris, Sandra Hamilton, Energy Ventures, Inc. and Grant Acquisition Company, dated as of May 22, 1995

        2.2            Amendment No. 1 to the Agreement and Plan of
                       Merger

       99.1 Enery Ventures, Inc. Amended and Restated Non-Employee Director Stock Option Plan (Incorporated by reference to Exhibit A to the Company's definitive proxy statement, dated April 11, 1995, with respect to its 1995 annual meeting of shareholders, File No. 0-7265).